82-34703

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

UNAUDITED – PREPARED BY MANAGEMENT

03 DEC 12 AM 7:21

03045260

SUPPL

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dw 1/6

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

PRIMA DEVELOPMENTS LTD. Exhibit A

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2003

ASSETS	2003	2002
CURRENT		
Cash	$ 47,628	$ 87,616
Barter trade currency (Note 4)	5,468	3,128
Accounts receivable	208,098	500,789
Inventory	259,942	41,237
Prepaid expenses	4,628	2,412
	525,764	635,182
CAPITAL ASSETS (Note 6)	26,823	35,395
PATENTS & FORMULAS, net of amortization	767	3,263
	$ 553,354	$ 673,840
LIABILITIES		
CURRENT		
Payables & accruals	$ 566,589	$ 301,219
Due to related parties (Note 7)	-	-
	566,589	301,219
PRIVATE PLACEMENT SUBSCRIPTION	-	191,690
DUE TO AFFILIATES (Note 5)	-	-
DEBT INSTRUMENTS (Note 8)	1,325,278	1,253,074
MINORITY INTEREST (Note 9)	-	-
SHARE CAPITAL & DEFICIT		
SHARE CAPITAL (Note 10)	6,454,167	6,057,987
DEFICIT	(7,792,680)	(7,130,130)
	(1,341,413)	(1,072,143)
	$ 553,354	$ 673,840

APPROVED BY THE DIRECTORS:

"*Roland Langset*" Director

"*Aaron Langset*" Director

Exhibit B

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003

	2003	2002
DEFICIT, beginning of period	$ (7,689,916)	$ (7,207,674)
NET INCOME (LOSS) FOR THE PERIOD	(102,764)	77,544
DEFICIT, end of period	$ (7,792,680)	$ (7,130,130)

Exhibit C

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003

	2003	2002
SALES	$ 389,870	$ 502,904
COST OF SALES (Schedule 1)	189,729	178,191
GROSS PROFIT	200,141	324;713
EXPENSES		
Advertising & promotion	8,357	14,528
Amortization	2,100	2,881
Auto & travel	12,273	11,369
Bank charges & interest	8,219	10,219
Commission	500	-
Consulting fees (Schedule 1)	51,431	51,394
Directors fees	-	3,000
Filing fees	1,509	919
Management fees (Note 12 (a))	25,500	22,500
Office & miscellaneous	9,563	8,610
Professional fees	19,651	9,841
Rent	21,725	23,282
Repairs & maintenance	745	763
Research & development	-	760
Revenue participation fees	6,620	4,432
Royalties and referral fees (Note 12 (b))	53,326	10,220
Subcontractors	1,183	2,899
Telephone & utilities	9,013	5,099
Wages & employee benefits	71,214	64,748
	302,928	247,465
INCOME (LOSS) FROM OPERATIONS	(102,787)	77,248
OTHER		
Interest income	23	296
INCOME (LOSS) BEFORE MINORITY INTEREST	(102,764)	77,544
MINORITY INTEREST (Note 9)	-	-
NET INCOME (LOSS) FOR THE PERIOD	(102,764)	77,544
EARNINGS (LOSS) PER SHARE	(.006)	.013

Exhibit D

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	$ 471,228	$ 272,676
Interest earned	23	296
Cash paid to suppliers & employees	(578,108)	(483,012)
Bank charges & interest paid	(8,219)	(10,219)
Net loss paid by minority interest	-	-
	(115,076)	(220,259)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	-	(5,113)
Payments to minority interest	-	-
	-	(5,113)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares	-	-
Private placement subscriptions	-	72,400
Payments to an affiliate	(8,424)	(7,956)
Receipts from an affiliate	-	5,282
Increase in debt instrument	126,374	
Payments to a related party	(6,806)	-
	111,144	69,726
(DECREASE) INCREASE IN CASH	(3,932)	(155,646)
CASH AT BEGINNING OF PERIOD	51,560	243,262
CASH AT END OF PERIOD	$ 47,628	$ 87,616

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the TSX Venture Exchange and the Frankfurt Exchange in Germany and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietory ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface which reflects sunlight and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI), (formerly, ECI Envirocoatings (Langley) Inc.) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Because of the sizable ongoing operating losses of the past years, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Automobile	30% Declining Balance
Computer	30% Declining Balance
Manufacturing Equipment	20% Declining Balance
Office Furniture	20% Declining Balance
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Income Taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities or a change in tax rates is recognized in income in the period substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

d) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

e) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Foreign Currency Translation

All assets and liabilities of operations denominated in currencies other than Canadian dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period.

Revenue and expense accounts are translated at the average rates of exchange prevailing during the period.

g) Stock Options

The Company grants options in accordance with policies of the TSX Venture Exchange. Effective July 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock Based" Compensation and Other Stock-Based Payments. The Company has elected to adopt the intrinsic value-based method of employee awards, which recognizes compensation costs for awards to employees only when the market price exceeds and the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE FROM (TO) AFFILIATES

These amounts are payable on demand from companies which hold a non-controlling interest in ETI. These amounts are non-interest bearing.

NOTE 6 CAPITAL ASSETS

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Automobile	$ 7,540	$ 6,223	$ 1,317	$ 1,880
Computer	8,503	7,637	866	1,211
Manufacturing equipment	79.206	62,540	16,666	22,403
Office furniture and equipment	29,870	21,896	7,974	9,901
	$ 125,119	$ 98,296	$ 26,823	$ 35,395

NOTE 7 DUE TO RELATED PARTY

This amount is due to a company controlled by a group of shareholders of the Company. This amount does not carry any interest nor have any specific terms of repayment.

NOTE 8 DEBT INSTRUMENT

ECI Envirocoatings (Canada) Inc., the second company in which the company owns a controlling interest has raised capital in 2002 fiscal year through two offerings. The first was an offering of preference shares that are redeemable and retractable at the holders option. In the 2002 fiscal year, a portion of the shares have been redeemed. The second offering was for units which consist of non-voting Class B and Class C shares. The Class B shares are redeemable, carry a fixed annual cumulative dividend of $0.02 per share and are convertible to Class A shares. Their value is nominal. The Class C shares are non-voting, carry no dividend rights, and are to be redeemed at a rate of 10% per annum.

The ECI preference shares and Class C shares noted above meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument on the consolidated financial statements.

NOTE 9 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the years ended June 30, 2003 and 2002 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the common shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

NOTE 10 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:	2003		2002	
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT
Balance beginning of year	15,891,039	$ 6,454,167	15,255,600	$ 6,057,987
Issued for cash on exercise of warrants	-	-	-	-
Issued for cash on exercise of Stock Options	-	-	-	-
Issued for cash private placement	-	-	-	-
Balance, end of year	15,891,039	$ 6,454,167	15,255,600	$ 6,057,987

NOTE 10 SHARE CAPITAL (Continued)

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

c) Stock options

On June 30, 2000, the Company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire on April 12, 2005. During the previous year, a director exercised 471,000 stock options. As a result, 316,000 stock options are outstanding as at September 30, 2003.

During the previous year, the Company adopted an incentive Stock Option Plan (the "Plan") under which the Company will allow its directors, officers, employees and consultants to exercise its stock options. The aggregate number of shares to be delivered upon the exercise its stock options granted under the Plan will not exceed 10% of the issued and outstanding shares of the Company, on a rolling basis, as at the time of granting of the stock options. If any stock options granted under the Plan shall expire or terminate for any reason without having been exercised in full, the unexercised options will again be available. The exercise price of the shares covered under the Plan will be not less than the greater of: a) $0.10 per share, and b) the last closing price of the Company's shares on the TSX Venture Stock Exchange ("TSX") on which the shares are then listed before either the issuance of the news release or the filing of the price reservation form required to fix the exercise price of the stock options, less maximum allowable discount from such closing price as may be permitted under the policies of the TSX. The stock option period under the Plan will be determined by the Company. The existing stock options to grant up to 316,000 stock options at the year-end are part of the plan.

During the quarter, no stock options were granted to its designated parties under the Plan.

NOTE 10 SHARE CAPITAL (Continued)

Subject to regulatory approval, holders of 299,200 preferred shares of ECI Envirocoatings (Canada) Inc. have been granted the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange less a discount of 15% subject to a minimum price of $0.15 per share.

d) Warrants

During the previous year, the Company issued 82,219 warrants to purchase additional common shares for a period of two years at a price of $2.05 per share on or before November 21, 2004. Any of these common shares issued upon exercise of the warrants are subject to a hold period expiring on November 22, 2003.

NOTE 11 SEGMENTED INFORMATION

The Company has reviewed its operations and determined that it operates in a single reportable operating segment; A manufacturer and a distributor of a proprietary ceramic product based on coating system. The Company operates primarily in Canada, the United States and China. Geographical information is based upon the country in which the Company's operations are located.

REVENUE

	2003	2002
Canada	$ 259,524	$ 392,668
International	130,346	110,236
	$ 389,870	$ 502,904

NOTE 11 SEGMENTED INFORMATION (Continue)

COST OF GOODS SOLD

	2003	2002
Canada	$ 133,655	$ 92,186
International	56,074	86,005
	$ 189,729	$ 178,191

Substantially all of the assets related to the Company's operations are located in Canada.

NOTE 12 RELATED PARTY TRANSACTIONS

a) During the period, $ 25,500 (2002 -$ 22,500) was paid to a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the period, $ 53,326 (2002 -$ 10,220) was paid or payable to a director of the Company for royalties as described in Note 14 (a).

c) During the period, $ Nil (2002-$ 3,000) was paid to directors of the Company as director fees.

d) During the period, $ 15,000 (2002-$ 36,810) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST receivable payable, accounts payable and accruals, due to affiliated parties and debt instruments, the terms and conditions of which have been described in the notes.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Although the Company has significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 14 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2004	$ -	$ 393,000	$ 96,000
2005	135,000	389,000	120,000
2006	105,000	184,000	162,000
2007	70,000	37,000	417,000
2008	540,000	260,000	92,000
2009	241,000	339,000	280,000
2010	267,000	119,000	96,600
	$ 1,358,000	$ 1,721,000	$ 1,263,000

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is not more likely than not.

NOTE 15 COMMITMENTS

a) "ETI" is committed to pay royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America; This royalty was been waived by the director up to June 30, 2003.

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries

PRIMA DEVELOPMENTS LTD.

COST OF GOODS SOLD AND CONSULTING FEES

SEPTEMBER 30, 2003

COST OF GOODS SOLD CONSISTS OF THE FOLLOWING:

	2003	2002
Purchases	$ 289,979	$ 178,191
Freight	4,439	-
	$ 294,418	$ 178,191

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2003	2002
Sales and marketing	$ 37,750	$ 47,064
Business consulting	13,681	4,330
	$ 46,931	$ 51,394

PRIMA DEVELOPMENTS LTD.

Schedule "B" - Supplementary Information

September 30, 2003

1. **Analysis of Expenses and Deferred Costs**

(a) Cost of Sales:

See Schedule 1 (Cost of Goods Sold and Consulting Fees) to the Company's unaudited financial statements for the three month period ended September 30, 2003 attached as Schedule "A".

(b) General and Administrative Expenses:

See the Consolidated Statement of Earnings to the Company's unaudited financial statements for the three month period ended September 30, 2003 attached as Schedule "A". See also Schedule 1 (Cost of Goods Sold and Consulting Fees) to such financial statements for a breakdown of the amounts presented in the Consolidated Statement of Operations for consulting fees.

2. **Related Party Transactions**

During the three month period ended September 30, 2003 a total of $25,500 (2002 - $22,500) was paid to parties not at arm's length to the Company in respect of management, administration and consulting fees. An additional $15,000 was paid to certain directors and officers by way of salary compared to $36,810 during the corresponding three month period in 2002. Such reduction in salaries was due primarily to the fact that one of the Company's officers was only working part-time during such period for maternity reasons. A further $53,326 (2002 – $10,220) was paid to the Company's President during such period in respect of royalties payable on product sales shipped throughout Canada, the United States and the rest of the world. See "Discussion of Operations and Financial Condition" for further details regarding the royalties paid to the Company's President.

3. **Summary of Securities Issued and Options Granted During the Period**

(a) No securities were issued during the fiscal quarter ended September 30, 2003.

(b) No stock options were granted during the fiscal quarter ended September 30, 2003.

4. **Summary of Securities as at the End of the Reporting Period**

As at September 30, 2003:

(a) The authorized capital of the Company consisted of 100,000,000 common shares without par value.

(b) There were 15,891,039 common shares issued and outstanding.

(c) The following share purchase warrants and stock options were outstanding:

Number of Options/Warrants	Exercise Price/Share	Expiry Date
316,000 Options	0.30	April 12, 2005
82,219 Warrants	$2.05	Nov. 22, 2004

Subject to regulatory approval, the Company has committed to acquiring all of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Envirocoatings (Canada) Inc. ("ECI Canada") in exchange for common shares of the Company calculated on the basis of the market price at the time of the exchange less a discount of 15% (subject to a minimum price of $0.15 per share). The purchase price for the Class B Series 1 and Class C Series 1 shares will be based on the respective redemption prices of such shares at the time of exchange.

See Note 8 to the unaudited financial statements for the three month period ended September 30, 2003 attached as Schedule "A" for further details of the issued and outstanding Class B Series 1 and Class C Series 1 shares of ECI Canada.

ECI Canada is the Canadian distributor of Envirocoat Technologies Inc.'s ceramic based paint and coatings products in which the Company holds a 49.7% controlling interest.

Save as aforesaid there were no options or convertible securities outstanding.

(d) There were 750,000 common shares held in escrow and no shares subject to a pooling agreement.

(e) The following individuals were directors and/or officers of the Company:

Roland L. Langset	-	President and Director
Aaron Langset	-	Director
Donald Smith	-	Director
Leeann Payne	-	Secretary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

PRIMA DEVELOPMENTS LTD.

QUARTERLY REPORT FOR THE 3 MONTH PERIOD ENDED SEPTEMBER 30, 2003

Description of business

The Company holds a 49.7% ownership interest in Envirocoat Technologies Inc. ("Envirocoat"), a private company which holds proprietary rights to the Ceramic InsulCoat R:E Paint and Coating Systems, a ceramic-based family of coatings that include both exterior and interior approved products. The *exterior* products are designed to provide a full-bodied weatherproof protective shield or membrane over any exposed surface which refracts sunlight and seals out rain, ice, snow or moisture and adding a thermal barrier to any exterior wall system thus lowering energy consumption. The *interior* line of Ceramic InsulCoat also has high performance characteristics including energy saving thermal barrier properties. These products are distributed in Canada by ECI Envirocoatings (Canada) Inc. ("ECI Canada"), a subsidiary of Envirocoat.

Discussion of Operations and Financial Condition

Gross sales by Envirocoat and ECI Canada (together "ETI") for the three month period ended September 30, 2003 were $389,870 representing a 22.48% drop in sales over the corresponding three month period ended September 30, 2002 ($502,904). This decrease is largely due to the fact the 2002 sales figure includes a significant amount of "inventory" purchases by ICI Canada to provide the initial stock of ETI's products for many of its retail outlets across Canada. As previously reported in prior fiscal quarters, the Company has a nationwide purchasing agreement with ICI Canada Inc. ("ICI Canada") to distribute Envirocoat's products throughout ICI Canada's 262 retail outlets across Canada operating under the ICI Glidden and Color Your World names. ICI Canada is the Canadian operation of ICI Glidden, one of the largest paint and coatings conglomerates in the world.

As a result of the lower sales, ETI's gross profit for the three month period ended September 30, 2003 ($200,141) was also lower by $124,572 or 38.36% than in the corresponding three month ended September 30, 2003 ($324,713). However, on a percentage basis, gross profit dropped to 51.34% of sales compared to 64.57% during the corresponding three month period ended September 30, 2002 due to the higher cost of raw materials in 2003.

General and administrative expenses also increased by $55,463 to $302,928 for the three month period ended September 30, 2003 compared to $247,465 for the corresponding three month period ended September 30, 2002, which increase was largely attributable to higher professional fees, telephone and utilities charges and employee wages and benefits. The single biggest increase in general and administrative expenses, however, was reflected in the total royalties paid to the Company's President on products shipped throughout Canada, the United States and the world. Although the royalties increased from $10,220 for the three month period ended September 30, 2002 to $53,326 for the corresponding three month period ended September 30, 2003, the 2002 amount only represented the actual cash payments made by the Company and did not include additional royalties which were "earned" during the quarter but not accrued or paid by the Company until subsequent quarters. On the other hand, the 2003 figure includes all royalties, both paid and accrued, earned by the Company's President during the three month period ended September 30, 2003 based on the overall sales generated by ETI during such quarter. See Schedule "B" – Supplementary Information – Related Party Transactions" for further details regarding the royalties payments to the Company's President.

Although partially offset by lower advertising and promotional expenses, the overall increase in general and administrative expenses coupled with the reduction in sales resulted in a total net loss of $102,764 for the three month period ended September 30, 2003 compared to a net income of $77,544 for the corresponding three month period ended September 30, 2002.

Commencing June 1, 2003 the Company engaged The Equicom Group Inc. ("Equicom") to provide strategic investor relations and financial communication services to the Company for an initial one year term at a fee of $4,500 per month. Under the terms of the agreement Equicom has agreed to, inter alia, create a market message for the Company through the use of press releases, fact sheets, presentations and media, consult on the design and content of all financial reporting materials, press releases, power point investor presentations and development of a comprehensive investor package, develop investor presentations and, subject to market conditions, schedule meetings with members of the professional investment community (i.e. analysts, institutions and brokers) and provide access to Equicom's contacts through telephone, fax and email. The Agreement is for an initial term of one year from June 1, 2003 to May 31, 2004, subject to earlier termination by either party upon 45 days prior notice in writing.

Equicom, headquartered in Toronto, Ontario, with regional offices in Montreal and Vancouver, provides financial communication services to leading Canadian companies and has proven expertise serving industrial and technology sectors.

As disclosed in previous quarterly reports the Company may be contingently liable for the environmental clean up of certain lands owned by one of its former subsidiaries in the United States which was dissolved in 1995. Although none of the Company's current directors or officers were involved with such subsidiary or its activities there is a risk that a court could still hold the Company liable for same.

Financings, Principal Purposes and Milestones

The Company did not complete any financings during the three month period ended September 30, 2003. However, Envirocoat has recently obtained the "Eligible Business Corporation" designation from British Columbia's Ministry of Competition, Science and Enterprise Investment Capital Program which qualifies it to raise up to $500,000 in direct investment by providing B.C. investors with a 30% refundable tax credit.

Although the Company's overall sales declined for the three month period ended September 30, 2003 compared to the corresponding three month period ended September 30, 2002 such decline was confined almost exclusively to Canada due to the reasons previously stated. See "Discussion of Operations and Financial Condition" above. On the other hand, international sales (including the United States) for the three month period ended September 30, 2003 increased by 18.24% to $130,346 compared to $110,236 for the corresponding three month period ended September 30, 2002 as a result of the Company's continued efforts towards increasing its sales and marketing focus towards the large United States market and internationally.

On October 14, 2003 the Company announced that it would begin distributing its products through two independently owned Ace Hardware outlets in Arizona and California. The Company views such distribution agreement as an important first step to potentially leveraging itself into Ace's overall network of 5,000 store locations across the United States. The Company confirms that The Lake Havasu store, located in Arizona, has now received its initial stock for inventory along with the appropriate marketing materials.

Pursuant to an agreement signed through the Company's key marketing partner in the United States, the Company's products will now be showcased through the Incredible Discoveries television program beginning March 1, 2004. This program is developed and owned by Quorum Productions Inc. and reaches a viewing audience of approximately 40 million households in 50 states across the U.S.

Liquidity and Solvency

Although the Company's marketing and sales prospects continue to improve especially in the United States and internationally, the Company has yet to reach profitability and will continue to require additional financing to cover future shortfalls in cash flow from operations. As of September 30, 2003 the Company had a working capital deficit of $40,825 and management is continuing to pursue equity capital opportunities in order to rectify same. See "Financings, Principal Purposes and Milestones" above for details of Envirocoat's recent approval as an "Eligible Business Corporation" for the purposes of British Columbia's Ministry of Competition, Science and Enterprise Investment Capital Program. The Company also anticipates that it will require additional capital during the current 2004 fiscal year to expand its current production facilities to meet increased demand for its products. Although there are no assurances that equity capital will be available to the Company for such purposes on satisfactory terms or at all, the Company is confident that given its track record and growing sales with ICI Canada and internationally, it could qualify for banking financing at favourable rates to finance future growth.

(signed) Roland J. Langset

____

Roland J. Langset
President